UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                      to

Commission File Number 000-25032

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

600 Mayer Street

Bridgeville, PA 15107

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

i

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Bridgeville, Pennsylvania

We have audited the accompanying statements of financial condition of the Universal Stainless & Alloy Products, Inc. 1996 Employee Stock Purchase Plan (Plan) as of June 30, 2016 and 2015, and the related statements of income and changes in plan equity for each of the years in the three-year period ended June 30, 2016. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of June 30, 2016 and 2015, and the income and changes in plan equity for each of the years in the three-year period ended June 30, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
September 28, 2016

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Statements of Financial Condition

	June 30,
	2016	2015
Assets:
Cash	$67,215	$128,349

Total assets	$67,215	$128,349

Liabilities and Plan equity:
Payable to Plan sponsor	$66,955	114,995
Refunds payable to Plan participants	35	12,632

Total liabilities	$66,990	$127,627
Plan equity	225	722

Total liabilities and Plan equity	$67,215	$128,349

The accompanying notes are an integral part of these financial statements.

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Statements of Income and Changes in Plan Equity

	For the years ended June 30,
	2016	2015	2014
Additions:
Contributions by participating employees	$184,744	$297,916	$280,539
Interest on bank deposits	202	261	178

Total additions	184,946	298,177	280,717
Deductions:
Stock distributions	137,579	252,620	268,533
Participant withdrawals	47,662	46,270	11,778
Administrative costs	202	261	178

Total deductions	185,433	299,151	280,489

Net (decrease) increase in Plan equity	(497)	(974)	228
Plan equity, beginning of year	722	1,696	1,468

Plan equity, end of year	$225	$722	$1,696

The accompanying notes are an integral part of these financial statements.

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Notes to the Financial Statements

June 30, 2016

1.	Description of the Plan

The Universal Stainless & Alloy Products, Inc. (the “Company”) 1996 Employee Stock Purchase Plan (the “Plan”) was adopted by the stockholders of the Company on May 22, 1996 and was amended on May 17, 2006, May 16, 2012 and May 12, 2016. Under the 2016 amendment, the stockholders increased the number of shares authorized by 100,000 shares to an aggregate 300,000 shares of Company Common Stock for issuance under the Plan for the benefit of substantially all employees of the Company. In addition the stockholders extended the stated termination date of the Plan until the last day of the first purchase period ending in 2021. The Plan was established to enable eligible employees of the Company to acquire an ownership interest in the Company. Employees are eligible on the first business day of any purchase period following the commencement of their employment with the Company, provided they are expected on a regularly-scheduled basis to work more than 20 hours per week for more than five months per calendar year.

Purchase rights are granted twice each year in six-month purchase periods beginning July 1 and ending December 31 and beginning January 1 and ending June 30. Purchase rights are limited to the lesser of (i) 100 shares, (ii) the maximum number of whole shares that could be purchased by an amount equal to 10 percent of an employee’s compensation paid during the purchase period, or (iii) a pro-rata share, based on the employee’s contribution to the Plan, of the shares remaining in the aggregate authorization under the Plan. The purchase price for shares subject to the purchase right is the lesser of (i) 85 percent of the closing market price of such Common Stock on the date the purchase right is granted, the first business day of the beginning of a six-month purchase period, or (ii) 85 percent of the closing market price of such Common Stock on the date the purchase right is exercised, the last business day of the six-month purchase period. No cash consideration is received for the granting of purchase rights.

No employee may be granted a purchase right under the Plan if the employee, immediately after the purchase right is granted, owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company. Also, no employee may purchase shares under the Plan in excess of $25,000 of fair market value of such shares on the date of grant of the purchase right.

Employees may elect to participate by filing an enrollment form and authorizing payroll deductions of up to 10 percent of their compensation; provided, however, that such amount may not exceed 100 shares multiplied by 85 percent of the fair market value of a share of Company Common Stock on the date of the grant of the purchase right. Payroll deductions begin with the first paycheck received after commencement of the relevant purchase period and end with the last paycheck received within the purchase period. The shares of Common Stock subject to the purchase right are purchased on the last day of the purchase period by applying the accumulated payroll deductions to the purchase of whole shares of Common Stock. Any amount remaining after the purchase of whole shares is recorded as Plan equity and applied to the next purchase period; provided, however, if the employee purchased 100 shares during the purchase period, the balance is refunded.

In accordance with the terms of the Plan, the Board of Directors of the Company has the power to terminate or amend the Plan at any time. The Plan will, unless further amended by the Board of Directors, terminate on the earlier of the last day of the first purchase period ending in 2021 or on the date on which all shares available for issuance under the Plan have been sold pursuant to the purchase rights exercised under the Plan.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Security Transactions

Security transactions are accounted for as of the last day of each six-month purchase period. Securities are issued directly by the Company to the participants of the Plan from unissued shares designated for the Plan, and a corresponding liability to the Plan sponsor is recorded. The Plan does not hold the securities as temporary investments. For the fiscal years ended June 30, 2016, 2015 and 2014, the shares issued were 17,042, 13,405, and 10,142, respectively. Since inception of the Plan, 187,264 of the designated shares have been issued. The valuation of securities distributed is at cost determined in accordance with the Plan.

Contributions and Deposits

Employee contributions are recorded on the accrual basis as of the date the contributions are withheld from the employees’ compensation. Contributions to the Plan are initially invested in an interest-bearing cash account pending their investment in the Company’s Common Stock. Interest earned on such cash balances is returned to the Company to partially offset administrative costs of the Plan.

Withdrawals and Refunds

Participant withdrawals from the Plan may occur at the election of the participant, upon termination of employment or as a refund of contributions made in excess of the value of 100 shares of Common Stock distributed during each purchase period. Participant withdrawals equal the cash contributed to the Plan less the value of Common Stock distributed to the participant.

Expenses

Certain administrative costs related to the Plan, including audit fees, are paid directly by the Company and are excluded from these financial statements.

3.	Income Taxes

The Plan is an employee stock purchase plan that is intended to meet the requirement of Section 423 of the Internal Revenue Code of 1986, as amended. Under Section 423, participants receive certain favorable tax benefits by purchasing and selling Common Stock issued under the Plan. Employees participating in the Plan receive a purchase price discount at the date of purchase but do not recognize taxable income until the shares are subsequently sold. The Plan is not subject to federal income taxes, therefore no provision for income taxes is included in the financial statements. The Plan had no uncertain tax positions at June 30, 2016 and 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Board of Directors who administer the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Date: September 28, 2016	/s/ Paul A. McGrath
Paul A. McGrath
(Plan Administrator)